UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD

SPECIALIZED DISCLOSURE REPORT

WEC Energy Group, Inc.
(Exact Name of Registrant as Specified in Charter)

Wisconsin	001-09057	39-1391525
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

231 West Michigan Street, Milwaukee, WI		53201
(Address of Principal Executive Offices)		(Zip Code)

414-221-2345 (Contact Number)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

WEC Energy Group, Inc. (the “Company”) has filed a Conflict Minerals Report, which is attached as an exhibit in Item 2.01 and is also publicly available on our website at
http://phx.corporate-ir.net/phoenix.zhtml?c=114170&p=irol-sec.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEC ENERGY GROUP, INC.

By: /s/ William J. Guc	May 25, 2016

Name: William J. Guc	(Date)

Title: Vice President and Controller

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